FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: CAPITAL BANK OF NEW JERSEY

COMMISSION FILE NUMBER: 001-11713

FOR EMPLOYEE INFORMATION ONLY	October 25, 2018

PLEASE DO NOT DISTRIBUTE THIS DOCUMENT OUTSIDE OF CAPITAL BANK OR OCEANFIRST BANK OR SHARE THIS DOCUMENT WITH CUSTOMERS.

On October 25, 2018, Capital Bank of New Jersey (“Capital Bank”) and OceanFirst Financial Corp. (“OceanFirst”) (NASDAQ: OCFC) issued a joint press release announcing a definitive agreement and plan of merger. The definitive agreement was unanimously approved by the Board of Directors of each company.

Although a great deal of work has been completed already in order to prepare the definitive agreement and make this public announcement, there is still much more to be done before our banks can come together. We will be working together over the next several months to complete OceanFirst’s acquisition of Capital Bank and plan for the integration of the two banks. The leadership of both banks is committed to sharing as much information with our employees as possible throughout this process, but we appreciate your patience as we collaborate to make many important decisions.

Please note, the information below has been compiled based on the details we have at this time and is for employee reference only.

What can you tell me about Capital Bank of New Jersey?

Capital Bank opened in 2007 after a group of South Jersey business people, professionals and investors identified an opportunity for a new bank focused on the community’s banking needs which included an emphasis on commercial lending. Since opening its doors, Capital Bank has stayed true to its mission and remained focused on organic growth fueled by friendly, professional service for its depositors and borrowers. Capital Bank has made a local impact with its participation in numerous community development initiatives. In addition, Capital Bank’s financial results have been strong and, since 2012, Capital Bank has consistently paid a cash dividend to its stockholders.

Currently, Capital Bank has $495.3 million in total assets and five locations: two branches in Vineland (Cumberland County), a branch in Woodbury Heights (Gloucester County), a branch in Hammonton (Atlantic County), and a loan production office in Marlton (Burlington County). Leading the management team at Capital Bank of New Jersey is Dave Hanrahan, President and CEO.

What can you tell me about OceanFirst?

OceanFirst Financial Corp.’s subsidiary, OceanFirst Bank N.A., is a regional bank with $7.6 billion in total assets and 59 branches located throughout 11 counties in central and southern New Jersey. OceanFirst Bank operates seven loan production offices including two in Pennsylvania and one in New York City. OceanFirst delivers commercial and residential financing solutions, wealth management, and deposit services and is one of the largest and oldest community-based financial institutions headquartered in New Jersey.

Established in 1902, OceanFirst completed its initial public offering (IPO) in 1996 and converted from mutual ownership to stock ownership. OceanFirst became the first bank in the country to establish an independent charitable foundation in conjunction with an IPO. Since OceanFirst Foundation was established with a one-time endowment of $13.4 million in OceanFirst stock, OceanFirst Foundation has granted more than $36 million to over 750 non-profit organizations and schools helping millions of our neighbors in need in the OceanFirst market areas. OceanFirst Bank has continued to grow both organically and through acquisitions.

Since 2015, OceanFirst has completed four whole bank acquisitions: Colonial American Bank (July 2015), Cape Bancorp, Inc. (May 2016), Ocean Shore Holding Co. (November 2016) and Sun Bancorp, Inc. (January 2018). On January 31, 2018, OceanFirst Bank converted from a federal savings bank charter to a national commercial bank.

Leading the management team at OceanFirst is Christopher Maher, Chairman and CEO. There are several officers serving on the OceanFirst executive team who provide strategic direction and manage OceanFirst Bank’s daily operations. OceanFirst is committed to local management and decision-making which is accomplished with two regional presidents and their teams who are responsible for retail branch sales and operations, commercial lending and wealth management.

What is the expected timing for the merger?

We are targeting the legal closing during the first quarter of 2019.

The completion of the merger is subject to completing customary closing conditions, including receipt of required regulatory approval and approval of the stockholders of Capital Bank. Similar to the four prior whole bank acquisitions completed by OceanFirst, the legal closing and the integration of customer accounts, services and branches occur separately. Following the legal closing, Capital Bank will continue to operate separately, as a division of OceanFirst Bank, until a full integration of accounts and services can be completed.

What will happen to my branch or office location?

Representatives from OceanFirst and Capital Bank management will work together in the coming months to determine which branches remain open with the intention of continuing to serve each market with a branch location.

No decisions have been made regarding the branch and office locations where the OceanFirst and Capital Bank markets overlap in Cumberland, Atlantic and Gloucester counties, but it is anticipated that with the conversion of customer accounts and services branch consolidations will occur. However, to determine the best possible options we must review a wide range of information. Employees and customers will be given timely information prior to the consolidation of any facilities.

What does this mean for employees right now?

There will not be any changes unless and until the legal closing occurs. Therefore, no changes are expected until early 2019. It is important that both banks continue to operate independently and focus on their respective clients while integration plans are developed.

We realize that the biggest question employees have right now is: how does this merger impact me? Until legal closing, business as usual is expected. It is very important that both Capital Bank and OceanFirst operate as independent, safe and sound banking institutions. Please continue to maintain the highest levels of professionalism and adhere to compliance standards while delivering extraordinary service to our customers and helping our fellow employees.

Although we will be operating independently, the management teams will work together regarding the integration planning process. Staffing decisions will be carefully considered; with decisions expected to be communicated within 10 days of regulatory approvals.

What does this mean for our customers?

There are no changes for Capital Bank customers until after legal closing and then changes will be implemented with the system integration which is not anticipated to occur before March 15, 2019. Any changes will be communicated well in advance to make sure customers are fully aware.

Capital Bank and OceanFirst Bank are both successful organizations in large part because of the commitment we make to providing our customers with extraordinary service and attention. Customers will continue to bank with you as they normally would and we understand they will likely have questions about what is happening. If customers come to you with questions, please reassure them that we will continue to deliver their banking solutions and maintain their accounts and services. Over the next several months we will be completing an extensive shareholder and regulatory approval process for the merger. The approval process must be completed before the integration decisions can be finalized and shared.

Our priority will be to provide timely and informative notifications to our customers regarding integration plans once they have been developed. Until then, customers should continue to bank as they currently do using their existing account supplies. We will keep employees informed regarding customer communication messages as we move forward.

Please remember to share information regarding customer concerns and questions with your manager, especially if you are unsure of how to respond. It is always better to get back to a customer with correct information than to provide incomplete or inaccurate information. If you are sharing customer concerns and questions with your manager it will help ensure the communications to customers throughout the process are more helpful.

What will happen next?

Integration planning meetings will begin after regulatory applications have been filed, which is expected to occur in November, so stay tuned for additional information as that process begins.

It will take time for the approval process to be completed. Throughout the approval process and any transition, please continue to be responsive and respectful of customers and co-workers. As the process continues or timelines are modified, we will share that information as soon as possible.

If I have questions who should I contact?

Please speak with your direct supervisor or Human Resources with any questions or concerns you may have now and throughout this process.

If I receive questions from a stockholder who should I contact?

Capital Bank of New Jersey stockholders will receive information in the mail directly. However, in the meantime, if a stockholder has any questions they should be referred to Dave Hanrahan, Capital Bank President and CEO, 856-457-6360.

OceanFirst stockholders will not be asked to approve the acquisition. However, if a stockholder has any questions they should be referred to Jill Hewitt, OceanFirst Investor Relations Officer, 732-240-4500 ext. 7513.

What should I do if someone from the media contacts me?

Employees, officers and directors are not authorized spokespersons for the banks and any media inquiries should be referred according to your bank’s current policy.

Capital Bank employees should refer all media inquiries to Dave Hanrahan, Capital Bank President and CEO, 856-457-6360.

OceanFirst employees should refer all media inquiries to Jill Hewitt, OceanFirst Director of Investor Relations and Corporate Communications, 732-240-4500 ext. 7513.

The following questions address topics that may be of particular importance for the Capital Bank of New Jersey staff.

What will happen to my job?

It is our expectation that all Capital Bank employees will continue employment in the ordinary course through at least April 1, 2019, with the majority of employees expected to be offered continuing career opportunities at OceanFirst. Job status beyond April 1, 2019 is expected to be conveyed to each employee within 10 days of regulatory approvals.

It is OceanFirst’s intention that all retail branch personnel will be provided with continued employment at OceanFirst, although job locations could change as branch consolidation decisions are made.

The management teams will operate both banks independently and separately while we are completing the approval processes and therefore we will continue to rely on all employees to do their jobs professionally and provide seamless service for our respective customers. As discussed above, no job changes are anticipated until at least April 1, 2019. OceanFirst is committed to preserving job opportunities and this has been demonstrated during the past four acquisitions where on average 75% of the acquired company’s personnel have been offered permanent employment opportunities at OceanFirst.

As with most acquisitions, there is often duplication of job functions. Management at OceanFirst and Capital Bank will work closely together to match as many employees as possible into an appropriate, permanent position at OceanFirst, wherever possible. In addition, OceanFirst management has expressed an intention to make positions available for Capital Bank retail branch employees with the location to be determined when more information is available related to the integration of branches and systems.

Please be assured that we realize how important it is to resolve job assignments in a timely manner and we truly appreciate your patience and understanding as we work through this process in a caring and deliberate manner.

Will OceanFirst be providing severance benefits for impacted employees?

Yes. OceanFirst committed to a severance benefit plan as part of the agreement to acquire Capital Bank.

Capital Bank’s Human Resources department will provide details upon request.

Will my employee benefits and date of hire change?

No changes will be made as a result of the merger unless and until the legal closing occurs. If the legal closing occurs in early 2019, as expected, Capital Bank’s health insurance program is expected to be in place through June 30, 2019, at which point employees will be transitioned to OceanFirst’s health insurance program.

Hire dates and years of service will be carried forward into OceanFirst, provided the benefit plans support that practice.

You will not lose your years of service as they apply towards the calculation of personal time off and other benefits, as plan rules allow. Supplementary benefits plans may be combined as soon as practicable following legal close, but duplicate plans may exist well into 2019. Any change in supplemental benefit plans will be announced in advance. More information will be shared as available throughout the transition.

Who should I contact if I have questions?

Capital Bank employees are encouraged to talk with their direct supervisor or Human Resources if there are any questions or concerns at any time.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Capital Bank assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst or Capital Bank anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those disclosed in OceanFirst’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the proposed transaction and the recently completed acquisition of Sun Bancorp, Inc. by OceanFirst (the “Sun acquisition”) may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, OceanFirst’s and Capital Bank’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction and the Sun acquisition; that required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ stockholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the prospectus of OceanFirst and proxy statement of Capital Bank that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this communication or in any documents, OceanFirst and Capital Bank claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Capital Bank. In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a prospectus of OceanFirst and proxy statement of Capital Bank and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the investors and stockholders of Capital Bank are urged to carefully read the entire prospectus of OceanFirst and proxy statement of Capital Bank when it becomes available and any other relevant documents filed by OceanFirst with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Capital Bank and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, its proxy statement, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the prospectus of OceanFirst and proxy statement of Capital Bank will be mailed to the stockholders of Capital Bank. When available, copies of the prospectus of OceanFirst and proxy statement of Capital Bank also may be obtained free of charge at the SEC’s web site at http://www.sec.gov. You may also obtain these documents, free of charge, from OceanFirst by accessing OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations” and then under the heading “SEC Filings.” For more information, please contact OceanFirst Financial Corp., 110 West Front Street, Red Bank, New Jersey 07701, Attn: Jill Hewitt or Capital Bank, 175 South Main Road, Vineland, New Jersey 08360, Attn: David J. Hanrahan.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.